January 9, 2014

Dr. Edward Libbey
Chairman of the Board
World Energy Solutions, Inc.
100 Front Street
20th Floor
Worcester, MA 01608

Dear Dr. Libbey,

Ardsley Partners and its affiliates ("we") currently own 913,793 shares of common stock of World Energy Solutions, Inc. ("World Energy" or the "Company"), representing approximately 7.5% of the Company's shares outstanding. We have built this position judiciously over the past three years with the belief that World Energy has the capability to become a competitive frontrunner in an expanding, multi-billion dollar market. Furthermore, we believe that following certain strategic modifications within the control of management and the Company's board of directors (the "Board"), the market will begin to fully appreciate World Energy's value as a high growth, high margin and high recurring revenue business that requires a relatively low level of capital investment.

We see a massive disruption occurring in the traditional energy sector due to continued deregulation and the growing presence of distributed generation, which is creating a shift in how large enterprises manage their energy expenditures. Shrewd operating managers are now making energy cost reductions a top priority. As a result, smart energy service companies are investing hundreds of millions of dollars into systems geared towards capturing the total enterprise energy spend. Others have paid high transaction multiples to enter the industry: Schneider Electric acquired Summit Energy Services in March 2011 for 4.1x revenue; Siemens acquired Pace Global Energy Services in January 2012; Accenture acquired Procurian in December 2013 for 2.7x revenue; and Ecova is currently rumored to be the subject of a bidding war. Meanwhile, World Energy (which is trading at 1.4x revenue) is extremely well-positioned – either as an independent entity or as part of a larger company's offering – to profit from this once-in-a-generation opportunity.

<u>In order for World Energy to fully benefit from these positive changes, it is essential that the Company regain its focus on being a pure-play provider of energy procurement, primarily for large enterprises.</u> World Energy's online auction process has gained a well-deserved reputation for being "brutally efficient at driving margins to the bare minimum,"[1] and is among the most effective methods for large power and gas consumers to reduce their energy expenses. Now is not the time for a $35 million revenue business with abundant potential for growth to diversify through costly acquisitions into the less attractive middle market sector (which suffers from

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[1] Quote from a World Energy annual supplier survey

inferior customer retention rates), or by continuing to build out a lower-margin energy efficiency business.

As one of World Energy's largest long-term shareholders, we have attempted to highlight these favorable industry trends for the benefit of management and the Board and to express our views regarding strategic initiatives that we believe can multiply the Company's value over the long-term. To date, however, management and the Board have been unwilling or unable to convert these suggestions into action. As a result, and after careful consideration, we have concluded that the Company would benefit from a refreshed Board consisting of new Board members with deep operating experience and who are committed to fully exploring the following initiatives to significantly enhance shareholder value.

Regain Focus on the Energy Procurement Business, Build a World-Class Sales Force to Accelerate Sales to Large Accounts, and Generate Brand Awareness

We believe the Company should *significantly* increase its sales and marketing efforts towards large industrial and institutional users of power and gas. On average, the 300 largest corporate users of power commodities spend $200 million annually across their enterprise, with the largest users *each* spending well over $1 billion annually. These potential customers no longer view their energy costs as a fixed rent and are actively seeking "brutally efficient" mechanisms to drive down such costs.

To our dismay, interviews with large corporate energy consumers have revealed that management and senior facility managers of many of the largest users of power and gas are unaware of World Energy and its offerings. Such a low level of brand awareness is unacceptable for a company where marketing should be a primary core competency. We believe that World Energy's poor market recognition is directly related to a lack of sales and marketing expertise in the Company's executive ranks. For instance, we note that none of the Company's four named executive officers has held a title specifically related to sales or marketing at any time during the <u>past decade</u>.

We believe this shortcoming can only be rectified through the addition of senior-level operating managers with strong sales and marketing capabilities. Furthermore, World Energy must create a world-class sales organization that is driven by a customer-centric culture and best-in-class systems. Through these efforts, World Energy can evolve into an organization capable of communicating its value proposition to every major energy consumer in the country.

Cease All Investments into the Unprofitable Energy Efficiency Business and Explore a Sale of these Assets

Since World Energy's acquisition of Northeast Energy Solutions ("NES") in 2011 for approximately 10% of the Company's current market value, World Energy has lost money attempting to grow an energy efficiency business. Management has defended the NES acquisition as synergistic to procurement, yet, more than two years after the acquisition, the

Company has not published a single identifiable metric to support this conclusion. We believe that the NES acquisition has provided very little value to World Energy's core business and, instead, continues to be a drain on Company resources.

While we have searched extensively, we have not found a single example of a small energy efficiency company (like NES) that has demonstrated scalability with operating leverage. To the contrary, we have seen one of the better-known, publicly traded energy efficiency companies forced to divest assets in order to remain solvent in 2012.

Unfortunately, World Energy's management appears to be misguided in its belief that it can produce better results from its energy efficiency business. We urge the Board and the Company's management to revisit the facts: NES was acquired in October 2011 (as a profitable company) with a fiscal year 2012 goal of achieving a +15% profit margin on $5.4 million in sales. Over the past 12 months this business has reported a –2% operating margin on $6.9 million in sales and continues to burn through cash. Meanwhile, inventory for this division has nearly doubled, and has tied up precious working capital that can be better used elsewhere.

The time has come for World Energy to cease further investments into this unprofitable business unit and to explore all strategic alternatives to maximize its value.

Build Revenues through New Channels and Capitalize on Trends in Distributed Generation

We believe that World Energy can add tens of millions of high-margin revenue dollars by developing strategic partnerships with large private equity groups, industrial conglomerates, consulting firms with thousands of clients and group purchasing organizations. Despite the fact that the Company's value proposition to these potential partners is both clear and proven, the true potential of World Energy's partnership development has remained virtually untapped since former CEO Richard Domaleski left the Company in 2012.

To highlight this point, we note the strategic importance of the Company's historic relationship with one of the world's leading private equity firms, and with SAIC, a leading information technology consulting firm. These two partnerships have been instrumental in growing the Company's customer base (with minimal incremental sales effort) and should have laid the foundation for additional relationships with similar firms. However, under the current Board and management, the Company has been incapable of capturing the extraordinary value that is available through channel development.

In addition, the increased penetration of distributed generation (especially solar and combined heat & power) has created new sales channels to World Energy's ideal customer: large and progressive energy consumers. Companies such as SunPower and SolarCity have recognized this and are transitioning their business models from project developers to full-service energy solution providers. We believe substantial opportunities exist to develop channel partnerships similar to Direct Energy's relationship with SolarCity.

Taken together, the potential revenue available from a more comprehensive channel development strategy is extraordinary. We cannot emphasize enough the importance of filling the Company's "dealmaker" void with a seasoned business development executive capable of executing on this initiative.

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There is a lot to like about World Energy, and we remain enthusiastic about its future. Despite our constructive criticism, we continue to believe that the Company has the industry's best procurement platform. World Energy also has the ability to produce 80%+ gross margins, generate considerable cash flow, and yield a substantial, recurring profit for shareholders over the long-term.

We are confident that under the direction of a refreshed Board, World Energy can become a market leader in an expanding, multi-billion dollar energy procurement market. We also believe, however, that the Board has an obligation to examine the premium that potential acquirers are willing to pay for World Energy today. Based upon the extraordinary shareholder value generated in several of the transactions we mentioned above, we believe it is incumbent upon the current Board to fully evaluate all strategic alternatives to maximize shareholder value at World Energy, including a sale.

As significant long-term stockholders of the Company, we look forward to engaging in a constructive dialogue with management and remain amenable to working with the current Board to appoint new directors to the Board that will enhance the Company's growth prospects through the implementation of the strategic initiatives we have outlined here.

We look forward to speaking with you again soon.

With Regards,

/s/ Ben Block

Ben Block
Partner
Ardsley Partners